FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated September 20, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AGREEMENT ON THE DETAILS OF THE 2005-2006 HEADCOUNT RATIONALISATION AT MATÁV RT.

BUDAPEST – September 20, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today announced that the extent and timing of the 2005-2006 headcount reduction by the parent company have been determined, in accordance with the company’s mid-term strategic plan.

An agreement was reached between Matáv Rt. and the Trade Union regarding the headcount reduction at Matáv Rt. as well as 2005 wages and social benefits. Included in the agreement, from April 1, 2005, the new pay terms will result in a 5.6% average wage increase within Matáv Rt. As the result of the agreement, the parent company headcount is expected to be reduced by 2598 by the end of 2006, reducing the 2006 full time equivalent closing headcount of the parent company to around 5500 employees. In compliance with Matáv’s strategic announcement made on August 12, 2004, the fixed lines per employee ratio will exceed 500 by the end of 2006 at the parent company. From the headcount reduction, 805 people will be employed by companies operating outsourced activities. The headcount reduction will be implemented in several steps.

The headcount rationalisation at Matáv Rt. and the 17.3% reduction at the subsidiaries announced on 12 August will affect a total of around 3750 employees at Group level.

The headcount reduction and the costs of the rationalisation are in line with Matáv’s mid-term strategic plan.

This investor release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

	By:	\s\ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: September 20, 2004